Exhibit 99.1

FOR IMMEDIATE RELEASE

July 29, 2021

Columbia Banking System Announces Second Quarter 2021 Results
and Quarterly Cash Dividend

Notable Items for Second Quarter 2021

•Announced merger agreement with Bank of Commerce Holdings
•Quarterly net income of $55.0 million and diluted earnings per share of $0.77
•Total loans, net of PPP loans increased $218.9 million, or 10% annualized1
•Record non-PPP loan production of $605.2 million
•Deposits increased $578.0 million, or 16% annualized
•Net interest margin of 3.16%, a decrease of 15 basis points from the linked quarter
•Nonperforming assets to period-end assets ratio decreased to 0.14%
•Loan balances subject to deferral declined 43% from March 31, 2021
•Regular cash dividend declared of $0.28 per share

TACOMA, Washington, July 29, 2021 -- Clint Stein, President and Chief Executive Officer of Columbia Banking System, Inc. (“Columbia”, “we” or “us”) and Columbia Bank (the “Bank”) (NASDAQ: COLB) , said today upon the release of Columbia’s second quarter 2021 earnings, “It was a solid quarter for us in spite of the difficult interest rate environment. Revenues were up, credit quality remained high, expenses were well-controlled and quarterly loan production exceeded $600 million for the first time in our history. On top of this, we announced a merger agreement with Sacramento-based Bank of Commerce Holdings (“Bank of Commerce”), which will allow us to expand the reach of our products and services into the northern California market.”
1 Total loans, net of PPP loans is a non-GAAP measure. See the section titled “Non-GAAP Financial Measures” in this earnings release for a reconciliation of total loans to total loans, net of PPP loans.

Balance Sheet
Total assets at June 30, 2021 were $18.01 billion, an increase of $678.4 million from the linked quarter. Loans were $9.69 billion, up $16.8 million from March 31, 2021 as loan originations of $657.2 million were partially offset by loan payments. Total Paycheck Protection Program (“PPP”) loans decreased from $894.1 million at March 31, 2021 to $691.9 million at June 30, 2021. The remaining PPP loans balance consisted of $148.4 million from the first round in 2020 and $543.5 million from the second round in 2021. Interest-earning deposits with banks were $612.9 million, a decrease of $93.5 million from the linked quarter. Debt securities available for sale were $4.19 billion at June 30, 2021, a decrease of $1.31 billion from $5.50 billion at March 31, 2021 primarily as a result of the Company transferring securities with a fair value of $2.01 billion from an available for sale classification to a held to maturity classification. Debt securities in total were $6.21 billion, an increase of $718.5 million from $5.50 billion at March 31, 2021. The increase was mostly a result of purchases during the quarter partially offset by principal pay downs. Total deposits at June 30, 2021 were $15.35 billion, an increase of $578.0 million from March 31, 2021 largely due to an increase in demand and other noninterest-bearing deposits. The deposit mix remained fairly consistent from March 31, 2021 with 50% noninterest-bearing and 50% interest-bearing.

Income Statement
Net Interest Income
Net interest income for the second quarter of 2021 was $125.5 million, an increase of $1.5 million from the linked quarter and an increase of $3.6 million from the prior-year period. The increase from the linked quarter was primarily due to interest income from securities, which increased mainly due to higher average balances partially offset by lower average rates. This increase in securities was partially offset by a decrease in interest income from loans as a result of lower average rates. The increase in net interest income from the prior year period was mainly due to an increase in interest income for securities and a reduction in interest expense on Federal Home Loan Bank (“FHLB”) advances and deposits, partially offset by a decrease in interest income for loans. The increase in interest income for securities was due to higher average balances while the decrease in interest expense was due to lower average balances of FHLB advances and lower rates on deposits. The decline in interest income from loans was mainly due to lower average rates. For additional information regarding net interest income, see the “Net Interest Margin” section and the “Average Balances and Rates” tables.

Provision for Credit Losses
Columbia recorded a net provision recovery for credit losses for the second quarter of 2021 of $5.5 million compared to a net provision recovery of $800 thousand for the linked quarter and a net provision of $33.5 million for the comparable quarter in 2020.
Andy McDonald, Columbia's Executive Vice President and Chief Credit Officer, commented, “Our credit metrics continued to perform well. We had net recoveries during the quarter and nonperforming assets declined to levels not seen since before the Great Recession, well over a decade ago. This, combined with an improving economic forecast, resulted in a reasonable provision release. We continue to be encouraged as the economy reopens albeit watchful as new strains of the virus appear.”
Noninterest Income
Noninterest income was $22.7 million for the second quarter of 2021, a decrease of $436 thousand from the linked quarter and a decrease of $14.5 million from the second quarter of 2020. The decrease compared to the linked quarter was principally due to lower loan revenue, partially offset by an increase in card revenue. The decrease in loan revenue compared to the linked quarter was due to mortgage banking revenue, which decreased as a result of lower loan volume and lower premiums. The increase in card revenue was driven by interchange fees and merchant card services. The decrease in noninterest income during the second quarter of 2021 compared to the same quarter in 2020 was principally due to the sale of 17,360 shares of Visa Class B restricted stock during the second quarter of 2020 for a gain of $3.0 million, which resulted in an observable market price. As a result, the Company wrote up its remaining 77,683 Visa Class B restricted shares to fair value resulting in a gain of $13.4 million, for a total gain of $16.4 million. Based on the existing transfer restriction and uncertainty of Visa’s litigation, the shares were previously carried at a zero-cost basis. The year-over-year decrease in investment securities gains was partially offset by an increase in card revenue, largely driven by interchange fees and merchant card services.
Chris Merrywell, Columbia’s Executive Vice President and Chief Operating Officer, stated, “We have intentionally invested in training and systems supporting our bankers so they can collaborate to deliver products and services that aim to best fit our client’s needs. We are seeing the benefit of these efforts in record financial services and trust revenues as well as growth in deposit service fees and card revenues.”

Noninterest Expense
Total noninterest expense for the second quarter of 2021 was $84.1 million, an increase of $557 thousand compared to the first quarter of 2021, mainly due to an increase in compensation and employee benefits expense partially offset by a decrease in data processing and software expense. The increase in compensation and employee benefits expense was mostly attributable to higher labor costs in the first quarter of 2021 related to the origination of PPP loans. Such labor costs, rather than recognized in the period incurred, are capitalized and amortized as a reduction to interest income over the life of the loan. The decrease in data processing and software expense was driven by higher vendor costs in the first quarter of 2021 associated with PPP loans.
Compared to the second quarter of 2020, noninterest expense increased $3.3 million, mostly attributable to an increase in compensation and employee benefits expense partially offset by a decrease in other noninterest expense. The increase in compensation and employee benefits expense was due to higher labor costs in the second quarter of 2020, similar to those described in the preceding paragraph. The decrease in other noninterest expense was the result of a larger provision for unfunded commitments during the second quarter of 2020.
The provision for unfunded loan commitments, a component of other noninterest expense, for the periods indicated are as follows:

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)
Provision for unfunded loan commitments	$200	$1,500	$2,800	$1,700	$3,800
Net Interest Margin
Columbia’s net interest margin (tax equivalent) for the second quarter of 2021 was 3.16%, a decrease of 15 basis points and 48 basis points from the linked quarter and prior-year period, respectively. The decrease in the net interest margin (tax equivalent) compared to the linked quarter was due to a decrease in loan yields, which was driven by the lower rate environment as well as lower PPP loan yields. Also contributing to the lower net interest margin compared to the linked quarter was a higher ratio of taxable securities, which had an average rate of 1.88% for the current quarter, to our overall earning assets. The average cost of total deposits for both the second and linked quarter of 2021 was 4 basis points. The decrease in the net interest margin (tax equivalent) compared to the prior-year period was driven by lower average rates on loans and securities as well as a higher ratio of taxable securities to our overall earning assets. For additional information regarding net interest margin, see the “Average Balances and Rates” tables.

Columbia’s operating net interest margin (tax equivalent)2 was 3.15% for the second quarter of 2021, which decreased 15 basis points compared to the linked quarter and decreased 49 basis points compared to the prior-year period. The decrease in the operating net interest margin for the second quarter of 2021 compared to the linked quarter and the decrease compared to the prior-year period were due to the items noted in the preceding paragraph.
The following table highlights the yield on our PPP loans for the periods indicated:

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Paycheck Protection Program loans	(dollars in thousands)
Interest income	$7,075	$9,097	$4,590	$16,172	$4,590
Average balance	$831,660	$828,051	$643,966	$831,098	$643,966
Yield	3.41%	4.46%	2.87%	3.92%	2.87%

Aaron James Deer, Columbia’s Executive Vice President and Chief Financial Officer, stated, “While the yield curve flattened slightly during the quarter, net interest income increased as we deployed new deposit funding into earning assets. On the strength of record production, our loan portfolio grew despite a $202 million decline in PPP loans during the period. We believe our balance sheet is well positioned for when interest rates return to more normal levels.”
Asset Quality
At June 30, 2021, nonperforming assets to total assets decreased to 0.14% compared to 0.20% at March 31, 2021. Total nonperforming assets decreased $9.7 million from the linked quarter, primarily due to decreases in commercial real estate and commercial business nonaccrual loans.
2 Operating net interest margin (tax equivalent) is a non-GAAP financial measure. See the section titled “Non-GAAP Financial Measures” in this earnings release for the reconciliation of operating net interest margin (tax equivalent) to net interest margin.

The following table sets forth information regarding nonaccrual loans and total nonperforming assets:

	June 30, 2021	March 31, 2021	December 31, 2020
	(in thousands)
Nonaccrual loans:
Commercial loans:
Commercial real estate	$3,019	$7,317	$7,712
Commercial business	10,745	13,551	13,222
Agriculture	9,034	10,629	11,614
Construction	—	191	217
Consumer loans:
One-to-four family residential real estate	1,179	1,751	2,001
Other consumer	44	142	40
Total nonaccrual loans	24,021	33,581	34,806
OREO and other personal property owned	381	521	553
Total nonperforming assets	$24,402	$34,102	$35,359

Nonperforming assets to total loans was 0.25% at June 30, 2021 compared to 0.35% at March 31, 2021.

The following table provides an analysis of the Company’s allowance for credit losses:

	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)
Beginning balance	$148,294	$149,140	$122,074	$149,140	$83,968
Impact of adopting ASC 326	—	—	—	—	1,632
Charge-offs:
Commercial loans:
Commercial real estate	(316)	—	—	(316)	(101)
Commercial business	(971)	(3,339)	(5,442)	(4,310)	(7,126)
Agriculture	(122)	—	—	(122)	(4,726)
Consumer loans:
One-to-four family residential real estate	(146)	—	—	(146)	(10)
Other consumer	(385)	(127)	(198)	(512)	(466)
Total charge-offs	(1,940)	(3,466)	(5,640)	(5,406)	(12,429)
Recoveries:
Commercial loans:
Commercial real estate	16	36	13	52	27
Commercial business	874	3,214	811	4,088	1,671
Agriculture	5	12	1	17	42
Construction	521	46	235	567	677
Consumer loans:
One-to-four family residential real estate	503	51	422	554	704
Other consumer	215	61	130	276	254
Total recoveries	2,134	3,420	1,612	5,554	3,375
Net charge-offs (recoveries)	194	(46)	(4,028)	148	(9,054)
Provision (recapture) for credit losses	(5,500)	(800)	33,500	(6,300)	75,000
Ending balance	$142,988	$148,294	$151,546	$142,988	$151,546
The allowance for credit losses to period-end loans was 1.48% at June 30, 2021 compared to 1.53% at March 31, 2021. Excluding PPP loans, the allowance for credit losses to period-end loans3 was 1.59% at June 30, 2021 compared to 1.69% at March 31, 2021.
Loan Deferrals
The following table shows the loan balances subject to deferral for the periods indicated:

	June 30, 2021	March 31, 2021	December 31, 2020
	(in thousands)
Loan balances subject to deferral	$40,747	$71,426	$146,725

3 Allowance for credit losses to period-end loans, excluding PPP loans is a non-GAAP financial measure. See the section titled “Non-GAAP Financial Measures” in this earnings release for the reconciliation of allowance for credit losses to period-end loans to allowance for credit losses to period-end loans, excluding PPP loans.

Organizational Update
Merchants Bank of Commerce Acquisition
On June 23, 2021, Columbia announced a definitive agreement to acquire Sacramento, California-based Bank of Commerce Holdings, the parent company of Merchants Bank of Commerce. The acquisition marks Columbia's first expansion into the state of California.
Mr. Stein commented "Our partnership with Merchants Bank of Commerce extends our presence into the desirable northern California market with a franchise that aligns with our employee centric culture and our commitment to clients and community. Northern California and our current Northwest markets share many similarities, making the expansion a natural continuation of our existing footprint.”
All 11 locations of Merchants Bank of Commerce will continue operating under the well-known Merchants Bank of Commerce brand doing business as a division of Columbia Bank. Merchants Bank of Commerce CEO, Randy Eslick, will continue to lead existing teams after the close of the acquisition as the President of the Merchants division.
Environment Award
The Puget Sound Business Journal honored the Bank with the Environment Award at their 2021 Corporate Citizenship Awards. The recognition was awarded based on Columbia's response to widespread wildfires that devastated forests across the Northwest as well as Columbia’s support for reforestation and recovery efforts.
Equity and Inclusivity Grants
Columbia launched its inaugural Equity and Inclusivity grant program, which awarded organizations across the Northwest supporting women and girls, people of color, people with disabilities and the LGBTQIA+ community with grants totaling $120,000. The grants are part of the Columbia's diversity, equity and inclusivity program and build upon Columbia's history of support for organizations providing services to underrepresented groups in the Northwest.

Cash Dividend Announcement
Columbia will pay a regular cash dividend of $0.28 per common share on August 25, 2021 to shareholders of record as of the close of business on August 11, 2021.
Conference Call Information
Columbia’s management will discuss the second quarter 2021 financial results on a conference call scheduled for Thursday, July 29, 2021 at 10:00 a.m. Pacific Time (1:00 p.m. ET). Interested parties may join the live-streamed event by using the site:
https://edge.media-server.com/mmc/p/s9hh9a6w

The conference call can also be accessed on Thursday, July 29, 2021 at 10:00 a.m. Pacific Time (1:00 p.m. ET) by calling 833-301-1160; Conference ID password: 3667919.
A replay of the call will be accessible beginning Friday, July 30, 2021 using the link below:
https://edge.media-server.com/mmc/p/s9hh9a6w

About Columbia
Headquartered in Tacoma, Washington, Columbia Banking System, Inc. (NASDAQ: COLB) is the holding company of Columbia Bank, a Washington state-chartered full-service commercial bank with locations throughout Washington, Oregon and Idaho. The bank has been named one of Puget Sound Business Journal's “Washington’s Best Workplaces,” more than 10 times and was ranked #1 in Customer Satisfaction with Retail Banking in the Northwest region by J.D. Power4 in the 2020 U.S. Retail Banking Satisfaction Study. Columbia was named the #1 bank in the Northwest on the Forbes 2020 list of “America’s Best Banks,” marking nearly 10 consecutive years on the publication’s list of top financial institutions.
More information about Columbia can be found on its website at www.columbiabank.com.
4 Columbia Bank received the highest score in the Northwest region of the J.D. Power 2020 U.S. Retail Banking Satisfaction Study of customer satisfaction with their own retail bank.

Note Regarding Forward-Looking Statements
This news release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, descriptions of Columbia’s management’s expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of Columbia’s style of banking and the strength of the local economy as well as the potential effects of the COVID-19 pandemic on Columbia’s business, operations, financial performance and prospects. The words “will,” “believe,” “expect,” “intend,” “should,” and “anticipate” or the negative of these words or words of similar construction are intended in part to help identify forward-looking statements. Future events are difficult to predict, and the expectations described above are necessarily subject to risks and uncertainties, many of which are outside our control, that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in Columbia’s filings with the Securities and Exchange Commission, available at the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and the Company’s website at www.columbiabank.com, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our annual reports on Form 10-K and quarterly reports on Form 10-Q (as applicable), factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following:
•national and global economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth and maintain the quality of our earning assets;
•the markets where we operate and make loans could face challenges;
•the risks presented by the economy, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates;
•the efficiencies and enhanced financial and operating performance we expect to realize from investments in personnel, acquisitions (including the pending acquisition of Bank of Commerce and infrastructure may not be realized;
•the ability to complete the proposed acquisition of Bank of Commerce in a timely manner or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, or to complete future acquisitions;
•the ability to successfully integrate Bank of Commerce if the acquisition is completed, or to integrate future acquired entities;
•interest rate changes could significantly reduce net interest income and negatively affect asset yields and funding sources;
•the effect of the discontinuation or replacement of LIBOR;
•results of operations following strategic expansion, including the impact of acquired loans on our earnings, could differ from expectations;
•changes in the scope and cost of FDIC insurance and other coverages;
•changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies could materially affect our financial statements and how we report those results, and expectations and preliminary analysis relating to how such changes will affect our financial results could prove incorrect;
•changes in laws and regulations affecting our businesses, including changes in the enforcement and interpretation of such laws and regulations by applicable governmental and regulatory agencies;
•increased competition among financial institutions and nontraditional providers of financial services;
•continued consolidation in the Northwest financial services industry resulting in the creation of larger financial institutions that have greater resources could change the competitive landscape;
•the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings and capital;
•our ability to identify and address cyber-security risks, including security breaches, “denial of service attacks,” “hacking” and identity theft;
•any material failure or interruption of our information and communications systems;
•inability to keep pace with technological changes;
•our ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk and regulatory and compliance risk;
•failure to maintain effective internal control over financial reporting or disclosure controls and procedures;
•the effect of geopolitical instability, including wars, conflicts and terrorist attacks;
•our profitability measures could be adversely affected if we are unable to effectively manage our capital;
•natural disasters, including earthquakes, tsunamis, flooding, fires and other unexpected events;
•the effect of COVID-19 and other infectious illness outbreaks that may arise in the future, which has created significant impacts and uncertainties in U.S. and global markets;

•changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions, including with regard to COVID-19; and
•the effects of any damage to our reputation resulting from developments related to any of the items identified above.

We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws. The factors noted above and the risks and uncertainties described in our SEC filings should be considered when reading any forward-looking statements in this release.

Additional Information about the Merger and Where to Find It

Bank of Commerce shareholders are urged to carefully review and consider each of Columbia’s and Bank of Commerce’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Bank of Commerce and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Columbia and Bank of Commerce are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Proxy Statement/Prospectus will be sent to the shareholders of Bank of Commerce seeking any required shareholder approvals. The Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. BANK OF COMMERCE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE TRANSACTION.

Investors will also be able to obtain these documents, free of charge, from Bank of Commerce by accessing Bank of Commerce’s website at www.bankofcommerceholdings.com under the tab “Investor Services” and then under the heading “Corporate Profile” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations”. Copies can also be obtained, free of charge, by directing a written request to Columbia, Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Bank of Commerce Holdings, Attention: Corporate Secretary, 555 Capitol Mall, Suite 1255, Sacramento, California 95814-4606.

Participants in Solicitation

Columbia and Bank of Commerce and Bank of Commerce’s directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Bank of Commerce in connection with the proposed merger. Information about the directors and executive officers of Bank of Commerce and their ownership of Bank of Commerce Common Stock is set forth in the proxy statement for Bank of Commerce’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 12, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contacts:	Clint Stein,	Aaron James Deer,
	President and	Executive Vice President and
	Chief Executive Officer	Chief Financial Officer

Investor Relations
InvestorRelations@columbiabank.com
253-471-4065
	(COLB-ER)	(COLB&ER)

CONSOLIDATED BALANCE SHEETS
Columbia Banking System, Inc.
Unaudited				June 30,	March 31,	December 31,
				2021	2021	2020
				(in thousands)
ASSETS
Cash and due from banks				$218,649	$178,096	$218,899
Interest-earning deposits with banks				612,883	706,389	434,867
Total cash and cash equivalents				831,532	884,485	653,766
Debt securities available for sale at fair value (amortized cost of $4,103,196, $5,417,373 and $4,997,529, respectively)				4,190,066	5,496,290	5,210,134
Debt securities held to maturity at amortized cost (fair value of $2,032,980, $— and $—, respectively)				2,024,715	—	—
Equity securities				13,425	13,425	13,425
Federal Home Loan Bank (“FHLB”) stock at cost				10,280	10,280	10,280
Loans held for sale				13,179	26,176	26,481
Loans, net of unearned income				9,693,116	9,676,318	9,427,660
Less: Allowance for credit losses				142,988	148,294	149,140
Loans, net				9,550,128	9,528,024	9,278,520
Interest receivable				52,347	52,667	54,831
Premises and equipment, net				158,827	160,179	162,059
Other real estate owned				381	521	553
Goodwill				765,842	765,842	765,842
Other intangible assets, net				22,958	24,810	26,734
Other assets				379,797	372,417	382,154
Total assets				$18,013,477	$17,335,116	$16,584,779
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing				$7,703,325	$7,424,472	$6,913,214
Interest-bearing				7,642,107	7,342,994	6,956,648
Total deposits				15,345,432	14,767,466	13,869,862
FHLB advances				7,386	7,400	7,414
Securities sold under agreements to repurchase				70,994	38,624	73,859
Subordinated debentures				35,000	35,046	35,092
Other liabilities				221,419	211,517	250,945
Total liabilities				15,680,231	15,060,053	14,237,172
Commitments and contingent liabilities
Shareholders’ equity:
	June 30,	March 31,	December 31,
	2021	2021	2020
	(in thousands)
Preferred stock (no par value)
Authorized shares	2,000	2,000	2,000
Common stock (no par value)
Authorized shares	115,000	115,000	115,000
Issued	73,926	73,923	73,782	1,664,953	1,661,129	1,660,998
Outstanding	71,742	71,739	71,598
Retained earnings				642,018	607,040	575,248
Accumulated other comprehensive income				97,109	77,728	182,195
Treasury stock at cost	2,184	2,184	2,184	(70,834)	(70,834)	(70,834)
Total shareholders’ equity				2,333,246	2,275,063	2,347,607
Total liabilities and shareholders’ equity				$18,013,477	$17,335,116	$16,584,779

CONSOLIDATED STATEMENTS OF INCOME
Columbia Banking System, Inc.	Three Months Ended			Six Months Ended
Unaudited	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Interest Income	(in thousands except per share amounts)
Loans	$99,712	$100,315	$105,496	$200,027	$212,862
Taxable securities	24,750	22,816	18,343	47,566	39,431
Tax-exempt securities	2,826	2,759	2,257	5,585	4,559
Deposits in banks	159	152	136	311	277
Total interest income	127,447	126,042	126,232	253,489	257,129
Interest Expense
Deposits	1,426	1,485	2,094	2,911	5,736
FHLB advances and Federal Reserve Bank ("FRB") borrowings	72	72	1,796	144	6,025
Subordinated debentures	468	468	468	936	936
Other borrowings	19	23	23	42	159
Total interest expense	1,985	2,048	4,381	4,033	12,856
Net Interest Income	125,462	123,994	121,851	249,456	244,273
Provision (recapture) for credit losses	(5,500)	(800)	33,500	(6,300)	75,000
Net interest income after provision (recapture) for credit losses	130,962	124,794	88,351	255,756	169,273
Noninterest Income
Deposit account and treasury management fees	6,701	6,358	6,092	13,059	13,880
Card revenue	4,773	3,733	3,079	8,506	6,597
Financial services and trust revenue	4,245	3,381	3,163	7,626	6,228
Loan revenue	4,514	7,369	5,607	11,883	10,197
Bank owned life insurance	1,635	1,560	1,618	3,195	3,214
Investment securities gains, net	314	—	16,425	314	16,674
Other	548	765	1,275	1,313	1,676
Total noninterest income	22,730	23,166	37,259	45,896	58,466
Noninterest Expense
Compensation and employee benefits	53,450	51,736	46,043	105,186	100,885
Occupancy	9,038	9,006	8,812	18,044	18,009
Data processing and software (1)	7,402	8,451	7,981	15,853	15,080
Legal and professional fees	3,264	2,815	3,483	6,079	5,585
Amortization of intangibles	1,852	1,924	2,210	3,776	4,520
Business and Occupation ("B&O") taxes	1,490	1,259	1,244	2,749	1,868
Advertising and promotion	588	760	837	1,348	2,142
Regulatory premiums	1,112	1,105	1,034	2,217	1,068
Net cost (benefit) of operation of other real estate owned	111	(63)	(200)	48	(188)
Other (1)	5,809	6,566	9,389	12,375	16,135
Total noninterest expense	84,116	83,559	80,833	167,675	165,104
Income before income taxes	69,576	64,401	44,777	133,977	62,635
Provision for income taxes	14,537	12,548	8,195	27,085	11,425
Net Income	$55,039	$51,853	$36,582	$106,892	$51,210
Earnings per common share
Basic	$0.77	$0.73	$0.52	$1.50	$0.72
Diluted	$0.77	$0.73	$0.52	$1.50	$0.72
Dividends declared per common share - regular	$0.28	$0.28	$0.28	$0.56	$0.56
Dividends declared per common share - special	—	—	—	—	0.22
Dividends declared per common share - total	$0.28	$0.28	$0.28	$0.56	$0.78
Weighted average number of common shares outstanding	70,987	70,869	70,679	70,924	70,942
Weighted average number of diluted common shares outstanding	71,164	71,109	70,711	71,079	70,981
__________
(1) Prior periods adjusted to conform to current period presentation.

FINANCIAL STATISTICS
Columbia Banking System, Inc.	Three Months Ended			Six Months Ended
Unaudited	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Earnings	(dollars in thousands except per share amounts)
Net interest income	$125,462	$123,994	$121,851	$249,456	$244,273
Provision (recapture) for credit losses	$(5,500)	$(800)	$33,500	$(6,300)	$75,000
Noninterest income	$22,730	$23,166	$37,259	$45,896	$58,466
Noninterest expense	$84,116	$83,559	$80,833	$167,675	$165,104
Acquisition-related expense (included in noninterest expense)	$510	$—	$—	$510	$—
Net income	$55,039	$51,853	$36,582	$106,892	$51,210
Per Common Share
Earnings (basic)	$0.77	$0.73	$0.52	$1.50	$0.72
Earnings (diluted)	$0.77	$0.73	$0.52	$1.50	$0.72
Book value	$32.52	$31.71	$31.80	$32.52	$31.80
Tangible book value per common share (1)	$21.53	$20.69	$20.67	$21.53	$20.67
Averages
Total assets	$17,670,480	$16,891,682	$15,148,488	$17,283,232	$14,572,060
Interest-earning assets	$16,176,328	$15,419,371	$13,657,719	$15,799,940	$13,072,635
Loans	$9,664,169	$9,586,984	$9,546,099	$9,625,790	$9,180,927
Securities, including debt securities, equity securities and FHLB stock	$5,914,838	$5,230,304	$3,591,693	$5,574,461	$3,605,131
Deposits	$15,059,406	$14,212,616	$12,220,415	$14,638,350	$11,421,397
Interest-bearing deposits	$7,530,372	$7,121,300	$6,037,107	$7,326,965	$5,710,155
Interest-bearing liabilities	$7,618,629	$7,217,471	$6,514,012	$7,419,157	$6,444,971
Noninterest-bearing deposits	$7,529,034	$7,091,316	$6,183,308	$7,311,385	$5,711,242
Shareholders’ equity	$2,312,779	$2,346,593	$2,254,349	$2,329,593	$2,223,700
Financial Ratios
Return on average assets	1.25%	1.23%	0.97%	1.24%	0.70%
Return on average common equity	9.52%	8.84%	6.49%	9.18%	4.61%
Return on average tangible common equity (1)	14.84%	13.73%	10.53%	14.28%	7.69%
Average equity to average assets	13.09%	13.89%	14.88%	13.48%	15.26%
Shareholders' equity to total assets	12.95%	13.12%	14.30%	12.95%	14.30%
Tangible common shareholders’ equity to tangible assets (1)	8.97%	8.97%	9.79%	8.97%	9.79%
Net interest margin (tax equivalent)	3.16%	3.31%	3.64%	3.23%	3.82%
Efficiency ratio (tax equivalent) (2)	55.86%	55.90%	50.09%	55.88%	53.72%
Operating efficiency ratio (tax equivalent) (1)	54.80%	55.30%	54.91%	55.05%	56.08%
Noninterest expense ratio	1.90%	1.98%	2.13%	1.94%	2.27%
Core noninterest expense ratio (1)	1.89%	1.98%	2.13%	1.93%	2.27%

	June 30,	March 31,	December 31,
Period-end	2021	2021	2020
Total assets	$18,013,477	$17,335,116	$16,584,779
Loans, net of unearned income	$9,693,116	$9,676,318	$9,427,660
Allowance for credit losses	$142,988	$148,294	$149,140
Securities, including debt securities, equity securities and FHLB stock	$6,238,486	$5,519,995	$5,233,839
Deposits	$15,345,432	$14,767,466	$13,869,862
Shareholders’ equity	$2,333,246	$2,275,063	$2,347,607
Nonperforming assets
Nonaccrual loans	$24,021	$33,581	$34,806
Other real estate owned (“OREO”) and other personal property owned (“OPPO”)	381	521	553
Total nonperforming assets	$24,402	$34,102	$35,359
Nonperforming loans to period-end loans	0.25%	0.35%	0.37%
Nonperforming assets to period-end assets	0.14%	0.20%	0.21%
Allowance for credit losses to period-end loans	1.48%	1.53%	1.58%
Net loan charge-offs (recoveries) (for the three months ended)	$(194)	$46	$3,128
__________
(1) This is a non-GAAP measure. See section titled "Non-GAAP Financial Measures" on the last three pages of this earnings release for a reconciliation to the most comparable GAAP measure.
(2) Noninterest expense divided by the sum of net interest income on a tax equivalent basis and noninterest income on a tax equivalent basis.

QUARTERLY FINANCIAL STATISTICS
Columbia Banking System, Inc.	Three Months Ended
Unaudited	June 30,	March 31,	December 31,	September 30,	June 30,
	2021	2021	2020	2020	2020
Earnings	(dollars in thousands except per share amounts)
Net interest income	$125,462	$123,994	$131,112	$124,726	$121,851
Provision (recapture) for credit losses	$(5,500)	$(800)	$(4,700)	$7,400	$33,500
Noninterest income	$22,730	$23,166	$23,562	$22,472	$37,259
Noninterest expense	$84,116	$83,559	$84,300	$85,115	$80,833
Acquisition-related expense (included in noninterest expense)	$510	$—	$—	$—	$—
Net income	$55,039	$51,853	$58,300	$44,734	$36,582
Per Common Share
Earnings (basic)	$0.77	$0.73	$0.82	$0.63	$0.52
Earnings (diluted)	$0.77	$0.73	$0.82	$0.63	$0.52
Book value	$32.52	$31.71	$32.79	$32.14	$31.80
Averages
Total assets	$17,670,480	$16,891,682	$16,477,246	$15,965,485	$15,148,488
Interest-earning assets	$16,176,328	$15,419,371	$15,010,392	$14,492,435	$13,657,719
Loans	$9,664,169	$9,586,984	$9,533,655	$9,744,336	$9,546,099
Securities, including debt securities, equity securities and FHLB stock	$5,914,838	$5,230,304	$4,765,158	$3,948,041	$3,591,693
Deposits	$15,059,406	$14,212,616	$13,864,027	$13,318,485	$12,220,415
Interest-bearing deposits	$7,530,372	$7,121,300	$6,873,405	$6,527,695	$6,037,107
Interest-bearing liabilities	$7,618,629	$7,217,471	$6,954,287	$6,659,119	$6,514,012
Noninterest-bearing deposits	$7,529,034	$7,091,316	$6,990,622	$6,790,790	$6,183,308
Shareholders’ equity	$2,312,779	$2,346,593	$2,311,070	$2,293,771	$2,254,349
Financial Ratios
Return on average assets	1.25%	1.23%	1.42%	1.12%	0.97%
Return on average common equity	9.52%	8.84%	10.09%	7.80%	6.49%
Average equity to average assets	13.09%	13.89%	14.03%	14.37%	14.88%
Shareholders’ equity to total assets	12.95%	13.12%	14.16%	14.18%	14.30%
Net interest margin (tax equivalent)	3.16%	3.31%	3.52%	3.47%	3.64%
Period-end
Total assets	$18,013,477	$17,335,116	$16,584,779	$16,233,424	$15,920,944
Loans, net of unearned income	$9,693,116	$9,676,318	$9,427,660	$9,688,947	$9,771,898
Allowance for credit losses	$142,988	$148,294	$149,140	$156,968	$151,546
Securities, including debt securities, equity securities and FHLB stock	$6,238,486	$5,519,995	$5,233,839	$4,305,425	$3,723,492
Deposits	$15,345,432	$14,767,466	$13,869,862	$13,600,260	$13,131,477
Shareholders’ equity	$2,333,246	$2,275,063	$2,347,607	$2,301,981	$2,276,755
Goodwill	$765,842	$765,842	$765,842	$765,842	$765,842
Other intangible assets, net	$22,958	$24,810	$26,734	$28,745	$30,938
Nonperforming assets
Nonaccrual loans	$24,021	$33,581	$34,806	$47,231	$53,732
OREO and OPPO	381	521	553	623	747
Total nonperforming assets	$24,402	$34,102	$35,359	$47,854	$54,479
Nonperforming loans to period-end loans	0.25%	0.35%	0.37%	0.49%	0.55%
Nonperforming assets to period-end assets	0.14%	0.20%	0.21%	0.29%	0.34%
Allowance for credit losses to period-end loans	1.48%	1.53%	1.58%	1.62%	1.55%
Net loan charge-offs (recoveries)	$(194)	$46	$3,128	$1,978	$4,028

LOAN PORTFOLIO COMPOSITION
Columbia Banking System, Inc.
Unaudited	June 30,	March 31,	December 31,	September 30,	June 30,
	2021	2021	2020	2020	2020
Loan Portfolio Composition - Dollars	(dollars in thousands)
Commercial loans:
Commercial real estate	$4,101,071	$4,081,915	$4,062,313	$4,027,035	$4,032,643
Commercial business	3,738,288	3,792,813	3,597,968	3,836,009	3,859,513
Agriculture	797,580	751,800	779,627	850,290	845,950
Construction	300,303	282,534	268,663	273,176	304,015
Consumer loans:
One-to-four family residential real estate	724,151	735,314	683,570	665,432	692,837
Other consumer	31,723	31,942	35,519	37,005	36,940
Total loans	9,693,116	9,676,318	9,427,660	9,688,947	9,771,898
Less: Allowance for credit losses	(142,988)	(148,294)	(149,140)	(156,968)	(151,546)
Total loans, net	$9,550,128	$9,528,024	$9,278,520	$9,531,979	$9,620,352
Loans held for sale	$13,179	$26,176	$26,481	$24,407	$28,803

	June 30,	March 31,	December 31,	September 30,	June 30,
Loan Portfolio Composition - Percentages	2021	2021	2020	2020	2020
Commercial loans:
Commercial real estate	42.3%	42.2%	43.0%	41.5%	41.2%
Commercial business	38.6%	39.2%	38.2%	39.6%	39.5%
Agriculture	8.2%	7.8%	8.3%	8.8%	8.7%
Construction	3.1%	2.9%	2.8%	2.8%	3.1%
Consumer loans:
One-to-four family residential real estate	7.5%	7.6%	7.3%	6.9%	7.1%
Other consumer	0.3%	0.3%	0.4%	0.4%	0.4%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

DEPOSIT COMPOSITION
Columbia Banking System, Inc.
Unaudited
	June 30,	March 31,	December 31,	September 30,	June 30,
	2021	2021	2020	2020	2020
Deposit Composition - Dollars	(dollars in thousands)
Demand and other noninterest-bearing	$7,703,325	$7,424,472	$6,913,214	$6,897,054	$6,719,437
Money market	2,950,063	2,913,689	2,780,922	2,708,949	2,586,376
Interest-bearing demand	1,525,360	1,512,808	1,433,083	1,322,618	1,274,058
Savings	1,388,241	1,282,151	1,169,721	1,109,155	1,035,723
Interest-bearing public funds, other than certificates of deposit	720,553	662,461	656,273	635,980	623,496
Certificates of deposit, less than $250,000	193,080	198,568	201,805	204,578	210,357
Certificates of deposit, $250,000 or more	105,393	107,421	108,935	105,041	104,330
Certificates of deposit insured by the CD Option of IntraFi Network Deposits	24,409	25,929	23,105	22,609	17,078
Brokered certificates of deposit	5,000	5,000	5,000	5,000	8,427
Reciprocal money market accounts	730,008	634,967	577,804	589,276	552,195
Total deposits	$15,345,432	$14,767,466	$13,869,862	$13,600,260	$13,131,477

	June 30,	March 31,	December 31,	September 30,	June 30,
Deposit Composition - Percentages	2021	2021	2020	2020	2020
Demand and other noninterest-bearing	50.2%	50.4%	49.8%	50.7%	51.2%
Money market	19.2%	19.7%	20.1%	19.9%	19.7%
Interest-bearing demand	9.9%	10.2%	10.3%	9.7%	9.7%
Savings	9.0%	8.7%	8.4%	8.2%	7.9%
Interest-bearing public funds, other than certificates of deposit	4.7%	4.5%	4.7%	4.7%	4.7%
Certificates of deposit, less than $250,000	1.3%	1.3%	1.5%	1.5%	1.6%
Certificates of deposit, $250,000 or more	0.7%	0.7%	0.8%	0.8%	0.8%
Certificates of deposit insured by the CD Option of IntraFi Network Deposits	0.2%	0.2%	0.2%	0.2%	0.1%
Brokered certificates of deposit	—%	—%	—%	—%	0.1%
Reciprocal money market accounts	4.8%	4.3%	4.2%	4.3%	4.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

AVERAGE BALANCES AND RATES
Columbia Banking System, Inc.
Unaudited
	Three Months Ended			Three Months Ended
	June 30, 2021			June 30, 2020
	Average Balances	Interest Earned / Paid	Average Rate	Average Balances	Interest Earned / Paid	Average Rate
	(dollars in thousands)
ASSETS
Loans, net (1)(2)	$9,664,169	$100,908	4.19%	$9,546,099	$106,737	4.50%
Taxable securities	5,291,380	24,750	1.88%	3,189,805	18,343	2.31%
Tax exempt securities (2)	623,458	3,577	2.30%	401,888	2,857	2.86%
Interest-earning deposits with banks	597,321	159	0.11%	519,927	136	0.11%
Total interest-earning assets	16,176,328	129,394	3.21%	13,657,719	128,073	3.77%
Other earning assets	244,181			234,019
Noninterest-earning assets	1,249,971			1,256,750
Total assets	$17,670,480			$15,148,488
LIABILITIES AND SHAREHOLDERS’ EQUITY
Money market accounts	$3,632,383	$692	0.08%	$2,939,657	$974	0.13%
Interest-bearing demand	1,546,247	286	0.07%	1,213,182	339	0.11%
Savings accounts	1,318,837	45	0.01%	976,785	38	0.02%
Interest-bearing public funds, other than certificates of deposit	702,967	245	0.14%	559,256	393	0.28%
Certificates of deposit	329,938	158	0.19%	348,227	350	0.40%
Total interest-bearing deposits	7,530,372	1,426	0.08%	6,037,107	2,094	0.14%
FHLB advances and FRB borrowings	7,395	72	3.91%	407,035	1,796	1.77%
Subordinated debentures	35,030	468	5.36%	35,207	468	5.35%
Other borrowings and interest-bearing liabilities	45,832	19	0.17%	34,663	23	0.27%
Total interest-bearing liabilities	7,618,629	1,985	0.10%	6,514,012	4,381	0.27%
Noninterest-bearing deposits	7,529,034			6,183,308
Other noninterest-bearing liabilities	210,038			196,819
Shareholders’ equity	2,312,779			2,254,349
Total liabilities & shareholders’ equity	$17,670,480			$15,148,488
Net interest income (tax equivalent)		$127,409			$123,692
Net interest margin (tax equivalent)			3.16%			3.64%
__________
(1)Nonaccrual loans have been included in the tables as loans carrying a zero yield. Amortized net deferred loan fees and net unearned discounts on acquired loans were included in the interest income calculations. The amortization of net deferred loan fees was $6.4 million and $5.1 million for the three months ended June 30, 2021 and 2020, respectively. The incremental accretion income on acquired loans was $856 thousand and $1.7 million for the three months ended June 30, 2021 and 2020, respectively.
(2)Tax-exempt income is calculated on a tax equivalent basis. The tax equivalent yield adjustment to interest earned on loans was $1.2 million for both the three months ended June 30, 2021 and 2020. The tax equivalent yield adjustment to interest earned on tax exempt securities was $751 thousand and $600 thousand for the three months ended June 30, 2021 and 2020, respectively.

AVERAGE BALANCES AND RATES
Columbia Banking System, Inc.
Unaudited
	Three Months Ended			Three Months Ended
	June 30, 2021			March 31, 2021
	Average Balances	Interest Earned / Paid	Average Rate	Average Balances	Interest Earned / Paid	Average Rate
	(dollars in thousands)
ASSETS
Loans, net (1)(2)	$9,664,169	$100,908	4.19%	$9,586,984	$101,477	4.29%
Taxable securities	5,291,380	24,750	1.88%	4,624,175	22,816	2.00%
Tax exempt securities (2)	623,458	3,577	2.30%	606,129	3,492	2.34%
Interest-earning deposits with banks	597,321	159	0.11%	602,083	152	0.10%
Total interest-earning assets	16,176,328	129,394	3.21%	15,419,371	127,937	3.36%
Other earning assets	244,181			242,684
Noninterest-earning assets	1,249,971			1,229,627
Total assets	$17,670,480			$16,891,682
LIABILITIES AND SHAREHOLDERS’ EQUITY
Money market accounts	$3,632,383	$692	0.08%	$3,450,750	$699	0.08%
Interest-bearing demand	1,546,247	286	0.07%	1,449,642	265	0.07%
Savings accounts	1,318,837	45	0.01%	1,221,431	40	0.01%
Interest-bearing public funds, other than certificates of deposit	702,967	245	0.14%	663,158	276	0.17%
Certificates of deposit	329,938	158	0.19%	336,319	205	0.25%
Total interest-bearing deposits	7,530,372	1,426	0.08%	7,121,300	1,485	0.08%
FHLB advances and FRB borrowings	7,395	72	3.91%	7,408	72	3.94%
Subordinated debentures	35,030	468	5.36%	35,072	468	5.41%
Other borrowings and interest-bearing liabilities	45,832	19	0.17%	53,691	23	0.17%
Total interest-bearing liabilities	7,618,629	1,985	0.10%	7,217,471	2,048	0.12%
Noninterest-bearing deposits	7,529,034			7,091,316
Other noninterest-bearing liabilities	210,038			236,302
Shareholders’ equity	2,312,779			2,346,593
Total liabilities & shareholders’ equity	$17,670,480			$16,891,682
Net interest income (tax equivalent)		$127,409			$125,889
Net interest margin (tax equivalent)			3.16%			3.31%
__________
(1)Nonaccrual loans have been included in the tables as loans carrying a zero yield. Amortized net deferred loan fees and net unearned discounts on acquired loans were included in the interest income calculations. The amortization of net deferred loan fees was $6.4 million and $8.3 million for the three months ended June 30, 2021 and March 31, 2021, respectively. The incremental accretion income on acquired loans was $856 thousand and $1.1 million for the three months ended June 30, 2021 and March 31, 2021, respectively.
(2)Tax-exempt income is calculated on a tax equivalent basis. The tax equivalent yield adjustment to interest earned on loans was $1.2 million for both the three months ended June 30, 2021 and March 31, 2021. The tax equivalent yield adjustment to interest earned on tax exempt securities was $751 thousand and $733 thousand for the three months ended June 30, 2021 and March 31, 2021, respectively.

AVERAGE BALANCES AND RATES
Columbia Banking System, Inc.
Unaudited
	Six Months Ended			Six Months Ended
	June 30, 2021			June 30, 2020
	Average Balances	Interest Earned / Paid	Average Rate	Average Balances	Interest Earned / Paid	Average Rate
	(dollars in thousands)
ASSETS
Loans, net (1)(2)	$9,625,790	$202,385	4.24%	$9,180,927	$215,402	4.72%
Taxable securities	4,959,620	47,566	1.93%	3,199,458	39,431	2.48%
Tax exempt securities (2)	614,841	7,069	2.32%	405,673	5,771	2.86%
Interest-earning deposits with banks	599,689	311	0.10%	286,577	277	0.19%
Total interest-earning assets	15,799,940	$257,331	3.28%	13,072,635	$260,881	4.01%
Other earning assets	243,437			233,190
Noninterest-earning assets	1,239,855			1,266,235
Total assets	$17,283,232			$14,572,060
LIABILITIES AND SHAREHOLDERS’ EQUITY
Money market accounts	$3,542,068	$1,391	0.08%	$2,786,794	$2,702	0.19%
Interest-bearing demand	1,498,211	551	0.07%	1,169,436	823	0.14%
Savings accounts	1,270,403	85	0.01%	937,030	81	0.02%
Interest-bearing public funds, other than certificates of deposit	683,172	521	0.15%	457,328	1,296	0.57%
Certificates of deposit	333,111	363	0.22%	359,567	834	0.47%
Total interest-bearing deposits	7,326,965	2,911	0.08%	5,710,155	5,736	0.20%
FHLB advances and FRB borrowings	7,401	144	3.92%	658,072	6,025	1.84%
Subordinated debentures	35,051	936	5.39%	35,230	936	5.34%
Other borrowings and interest-bearing liabilities	49,740	42	0.17%	41,514	159	0.77%
Total interest-bearing liabilities	7,419,157	$4,033	0.11%	6,444,971	$12,856	0.40%
Noninterest-bearing deposits	7,311,385			5,711,242
Other noninterest-bearing liabilities	223,097			192,147
Shareholders’ equity	2,329,593			2,223,700
Total liabilities & shareholders’ equity	$17,283,232			$14,572,060
Net interest income (tax equivalent)		$253,298			$248,025
Net interest margin (tax equivalent)			3.23%			3.82%
__________
(1)Nonaccrual loans have been included in the table as loans carrying a zero yield. Amortized net deferred loan fees and net unearned discounts on acquired loans were included in the interest income calculations. The amortization of net deferred loan fees was $14.7 million and $7.5 million for the six months ended June 30, 2021 and 2020, respectively. The incremental accretion on acquired loans was $1.9 million and $3.2 million for the six months ended June 30, 2021 and 2020, respectively.
(2)Tax-exempt income is calculated on a tax equivalent basis. The tax equivalent yield adjustment to interest earned on loans was $2.4 million and $2.5 million for the six months ended June 30, 2021 and 2020, respectively. The tax equivalent yield adjustment to interest earned on tax exempt securities was $1.5 million and $1.2 million for the six months ended June 30, 2021 and 2020, respectively.

Non-GAAP Financial Measures
The Company considers its operating net interest margin (tax equivalent) and operating efficiency ratios to be useful measurements as they more closely reflect the ongoing operating performance of the Company. Despite the usefulness of the operating net interest margin (tax equivalent) and operating efficiency ratio to the Company, there are no standardized definitions for these metrics. As a result, the Company’s calculations may not be comparable with those of other organizations. The Company encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.
The following tables reconcile the Company’s calculation of the operating net interest margin (tax equivalent) and operating efficiency ratio:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Operating net interest margin non-GAAP reconciliation:	(dollars in thousands)
Net interest income (tax equivalent) (1)	$127,409	$125,889	$123,692	$253,298	$248,025
Adjustments to arrive at operating net interest income (tax equivalent):
Incremental accretion income on acquired loans	(856)	(1,055)	(1,675)	(1,911)	(3,166)
Premium amortization on acquired securities	532	520	975	1,052	2,102
Interest reversals on nonaccrual loans (2)	—	—	673	—	1,461
Operating net interest income (tax equivalent) (1)	$127,085	$125,354	$123,665	$252,439	$248,422
Average interest earning assets	$16,176,328	$15,419,371	$13,657,719	$15,799,940	$13,072,635
Net interest margin (tax equivalent) (1)	3.16%	3.31%	3.64%	3.23%	3.82%
Operating net interest margin (tax equivalent) (1)	3.15%	3.30%	3.64%	3.22%	3.82%

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Operating efficiency ratio non-GAAP reconciliation:	(dollars in thousands)
Noninterest expense (numerator A)	$84,116	$83,559	$80,833	$167,675	$165,104
Adjustments to arrive at operating noninterest expense:
Acquisition-related expenses	(510)	—	—	(510)	—
Net benefit (cost) of operation of OREO and OPPO	(111)	73	200	(38)	196
Loss on asset disposals	(2)	(6)	(220)	(8)	(224)
B&O taxes	(1,490)	(1,259)	(1,244)	(2,749)	(1,868)
Operating noninterest expense (numerator B)	$82,003	$82,367	$79,569	$164,370	$163,208

Net interest income (tax equivalent) (1)	$127,409	$125,889	$123,692	$253,298	$248,025
Noninterest income	22,730	23,166	37,259	45,896	58,466
Bank owned life insurance tax equivalent adjustment	434	415	430	849	854
Total revenue (tax equivalent) (denominator A)	$150,573	$149,470	$161,381	$300,043	$307,345

Operating net interest income (tax equivalent) (1)	$127,085	$125,354	$123,665	$252,439	$248,422
Adjustments to arrive at operating noninterest income (tax equivalent):
Investment securities gain, net	(314)	—	(16,425)	(314)	(16,674)
Gain on asset disposals	(287)	—	(26)	(287)	(47)
Operating noninterest income (tax equivalent)	22,563	23,581	21,238	46,144	42,599
Total operating revenue (tax equivalent) (denominator B)	$149,648	$148,935	$144,903	$298,583	$291,021
Efficiency ratio (tax equivalent) (numerator A/denominator A)	55.86%	55.90%	50.09%	55.88%	53.72%
Operating efficiency ratio (tax equivalent) (numerator B/denominator B)	54.80%	55.30%	54.91%	55.05%	56.08%
__________
(1) Tax-exempt interest income has been adjusted to a tax equivalent basis. The amount of such adjustment was an addition to net interest income of $1.9 million for both the three months ended June 30, 2021 and March 31, 2021 and $1.8 million for the three months ended June 30, 2020.
(2) Beginning January 2021, interest reversals on nonaccrual loans is no longer a component of these non-GAAP financial measures.

Non-GAAP Financial Measures - Continued
The Company also considers its core noninterest expense ratio to be a useful measurement as it more closely reflects the ongoing operating performance of the Company. Despite the usefulness of the core noninterest expense ratio to the Company, there is not a standardized definition for it, as a result, the Company’s calculations may not be comparable with those of other organizations. The Company encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.
The following table reconciles the Company’s calculation of the core noninterest expense ratio:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Core noninterest expense ratio non-GAAP reconciliation:	(dollars in thousands)
Noninterest expense (numerator A)	$84,116	$83,559	$80,833	$167,675	$165,104
Adjustments to arrive at core noninterest expense:
Acquisition-related expenses	(510)	—	—	(510)	—
Core noninterest expense (numerator B)	$83,606	$83,559	$80,833	$167,165	$165,104
Average assets (denominator)	$17,670,480	$16,891,682	$15,148,488	$17,283,232	$14,572,060
Noninterest expense ratio (numerator A/denominator) (1)	1.90%	1.98%	2.13%	1.94%	2.27%
Core noninterest expense ratio (numerator B/denominator)	1.89%	1.98%	2.13%	1.93%	2.27%
__________
(1) For the purpose of this ratio, interim noninterest expense has been annualized.
(2) For the purpose of this ratio, interim core noninterest expense has been annualized.

The Company considers its pre-tax, pre-provision income to be a useful measurement in evaluating the earnings of the Company as it provides a method to assess income. Despite the usefulness of this measure to the Company, there is not a standardized definition for it. As a result, the Company’s calculation may not always be comparable with those of other organizations. The Company encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.
The following table reconciles the Company’s calculation of the pre-tax, pre-provision income:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Pre-tax, pre-provision income:	(in thousands)
Income before income taxes	$69,576	$64,401	$44,777	$133,977	$62,635
Provision (recapture) for credit losses	(5,500)	(800)	33,500	(6,300)	75,000
Provision for unfunded commitments (1)	200	1,500	2,800	1,700	3,800
B&O taxes (1)	1,490	1,259	1,244	2,749	1,868
Pre-tax, pre-provision income	$65,766	$66,360	$82,321	$132,126	$143,303
__________
(1) Beginning the second quarter of 2021, provision for unfunded commitments and B&O taxes are components of this non-GAAP measure. Prior periods have been adjusted to conform to current period presentation.

The Company considers its tangible common equity ratio and tangible book value per share ratio to be useful measurements in evaluating the capital adequacy of the Company as they provide a method to assess management’s success in utilizing our tangible capital. Despite the usefulness of these ratios to the Company, there is not a standardized definition for these metrics. As a result, the Company’s calculation may not always be comparable with those of other organizations. The Company encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.
The following tables reconcile the Company’s calculation of the tangible common equity ratio:

	June 30,	March 31,	June 30,
	2021	2021	2020
Tangible common equity ratio and tangible book value per common share non-GAAP reconciliation:	(dollars in thousands except per share amounts)
Shareholders’ equity (numerator A)	$2,333,246	$2,275,063	$2,276,755
Adjustments to arrive at tangible common equity:
Goodwill	(765,842)	(765,842)	(765,842)
Other intangible assets, net	(22,958)	(24,810)	(30,938)
Tangible common equity (numerator B)	$1,544,446	$1,484,411	$1,479,975
Total assets (denominator A)	$18,013,477	$17,335,116	$15,920,944
Adjustments to arrive at tangible assets:
Goodwill	(765,842)	(765,842)	(765,842)
Other intangible assets, net	(22,958)	(24,810)	(30,938)
Tangible assets (denominator B)	$17,224,677	$16,544,464	$15,124,164
Shareholders’ equity to total assets (numerator A/denominator A)	12.95%	13.12%	14.30%
Tangible common shareholders’ equity to tangible assets (numerator B/denominator B)	8.97%	8.97%	9.79%
Common shares outstanding (denominator C)	71,742	71,739	71,586
Book value per common share (numerator A/denominator C)	$32.52	$31.71	$31.80
Tangible book value per common share (numerator B/denominator C)	$21.53	$20.69	$20.67

Non-GAAP Financial Measures - Continued
The Company considers its ratio of allowance for credit losses to period-end loans, excluding PPP loans, to be a useful measurement in evaluating the adequacy of the amount of allowance for credit losses to loans of the Company as PPP loans are guaranteed by the U.S. Small Business Administration and thus do not require the same amount of reserve for credit losses as do other loans. Despite the usefulness of this ratio to the Company, there is not a standardized definition for it. As a result, the Company’s calculation may not always be comparable with those of other organizations. The Company encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.

The following table reconciles the Company’s calculation of the allowance for credit losses to period-end loans:

	June 30,	March 31,	June 30,
	2021	2021	2020
Allowance coverage ratio non-GAAP reconciliation:	(dollars in thousands)
Allowance for credit losses ("ACL") (numerator)	$142,988	$148,294	$151,546

Total loans (denominator A)	9,693,116	9,676,318	9,771,898
Less: PPP loans (0% Allowance)	691,949	894,080	941,373
Total loans, net of PPP loans (denominator B)	$9,001,167	$8,782,238	$8,830,525

ACL to period end loans (numerator / denominator A)	1.48%	1.53%	1.55%
ACL to period end loans, excluding PPP loans (numerator / denominator B)	1.59%	1.69%	1.72%

The Company also considers its return on average tangible common equity ratio to be a useful measurement as it evaluates the Company’s ongoing ability to generate returns for its common shareholders. By removing the impact of intangible assets and their related amortization and tax effects, the performance of the business can be evaluated, whether acquired or developed internally. Despite the usefulness of this ratio to the Company, there is not a standardized definition for it. As a result, the Company’s calculation may not always be comparable with those of other organizations. The Company encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.

The following table reconciles the Company’s calculation of the return on average tangible common shareholders' equity ratio:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Return on average tangible common equity non-GAAP reconciliation:	(dollars in thousands)
Net income (numerator A)	$55,039	$51,853	$36,582	$106,892	$51,210
Adjustments to arrive at tangible income applicable to common shareholders:
Amortization of intangibles	1,852	1,924	2,210	3,776	4,520
Tax effect on intangible amortization	(389)	(404)	(464)	(793)	(949)
Tangible income applicable to common shareholders (numerator B)	$56,502	$53,373	$38,328	109,875	$54,781
Average shareholders’ equity (denominator A)	$2,312,779	$2,346,593	$2,254,349	2,329,593	$2,223,700
Adjustments to arrive at average tangible common equity:
Average intangibles	(790,015)	(791,714)	(797,855)	(790,859)	(798,967)
Average tangible common equity (denominator B)	$1,522,764	$1,554,879	$1,456,494	$1,538,734	$1,424,733
Return on average common equity (numerator A/denominator A) (1)	9.52%	8.84%	6.49%	9.18%	4.61%
Return on average tangible common equity (numerator B/denominator B) (2)	14.84%	13.73%	10.53%	14.28%	7.69%
__________
(1) For the purpose of this ratio, interim net income has been annualized.
(2) For the purpose of this ratio, interim tangible income applicable to common shareholders has been annualized.